SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ________________)*

                              Greenland Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   39530P 30 9
                                   -----------
                                 (CUSIP Number)

                                Brian Bonar, CEO
                        Imaging Technologies Corporation
                               17075 Via Del Campo
                               San Diego, CA 92127
                                 (858) 451-6120
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  March 4, 2004
                                  -------------
             (Date of Event Which Required Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

Check  the  following  box  if  a  fee  is  being  paid  with this statement.  X

(A fee is not required only if the reporting person: (1) Has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39530P 30 9

(1) Names of reporting persons
Imaging Technologies Corporation

S.S. or I.R.S. Identification Nos. of above persons
33-0021693

(2) Check the appropriate box of a member of a group
(a) X

(see instructions)
(b)

(3) SEC use only

(4) Source of funds (see instructions)
WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization
Delaware

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power.                                       19,183,390
     (8) Shared voting power
     (9) Sole dispositive power                                   19,183,390
     (10) Shared dispositive power
     (11) Aggregate amount beneficially owned by each
           reporting person                                       25,183,390
     (12) Check if the aggregate amount in Row (11) excludes
           certain shares (see instructions).
     (13) Percent of class represented by amount in Row (11)              28%
     (14) Type of reporting person (see instructions)                      CO

ITEM  1.      SECURITY  AND  ISSUER.
--------     -----------------------

     This statement relates to common stock of Greenland Corporation ("Greenland"), whose business address is 17075 Via Del Campo, San Diego, CA 92127.

ITEM  2.      IDENTITY  AND  BACKGROUND.
--------     ---------------------------

     The filer of this statement is Imaging Technologies Corporation ("ITEC"), a Delaware corporation, whose business address is 17075 Via Del Campo, San Diego, CA 92127.

     The Chairman and Chief Executive officer of ITEC is Brian Bonar. In addition to Mr. Bonar, the Directors of ITEC are Eric W. Gaer, Richard H. Green, Steven Fryer, and Robert A. Dietrich.

     The  business  address  of  each  of the above is the same as that of ITEC.

     Neither ITEC nor its officers and directors have been convicted in a criminal proceeding during the last five years; nor have they been a party to a civil proceeding related to federal or state securities laws during the last five years.

     All  of  the  above-mentioned  officers  and  directors  are U.S. citizens.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.
-------      ---------------------------------------------------------

     The shares were acquired as part of an acquisition of assets of Greenland Corporation by ITEC in January 2003, and reported on Form 8-K on March 14, 2003, which is incorporated by reference hereby.

ITEM  4.     PURPOSE  OF  TRANSACTION.
-------      -------------------------

     The shares represent the holdings of ITEC pursuant to an agreement between Greenland and ITEC as of March 1, 2004 and reported on Form 8-K dated March 4, 2004, which is incorporated by reference hereby.

     There have been no material changes in the present capitalization, dividend policy, corporate structure, charter, or bylaws of the issuer.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.
-------      ------------------------------------------

     Sole voting power for 19,183,390 shares is with the Board of Directors of ITEC. Voting power for the remainder of the shares is with the Greenland Board of Directors.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
-------      ------------------------------------------------------------------
             RESPECT  TO  SECURITIES  OF  THE  ISSUER.
             -----------------------------------------

     See  Items  2  and  3  above.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.
-------      --------------------------------------

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date          March  4,  2004

Signature     ____________________________________


Name/Title     Brian  Bonar,  Chief  Executive  Officer